February 10, 1997



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549

Re:	Schedule 13G
Blyth Industries Inc.

To Whom It May Concern:

Enclosed please find six (6) copies of Schedule 13G Form on behalf of Alex. Brow n Investment Management, reporting its holdings of Blyth Industries Incorpora ted (common stock).

If you have any questions, please call me.

Sincerely,



J. Dorsey Brown, III
Chief Executive Officer

cc:	Nancy Palmer
Blyth Industries Inc.
New York Stock Exchange

Enclosure
JDB, III/nid

									Page _1_ of _4_
Name of Issuer		Blyth Industries Inc.

Title of Class of Securities	common

CUSIP Number		09643P108

CUSIP Number		09643P108				Page _2_ of _4_

#1	Alex. Brown Investment Management, A Maryland Limited Partnership
	52-0256630

#4	Maryland

#5	1,248,100

#6	0

#7	4,133,000

#8	0

#9	4,133,000

#11	8.3%

#12	PN	IA


CUSIP No.	09643P108			13G			Page  3   of  4

Item 1.
(a)	Blyth Industries Inc.
(b)	100 Field Point Road
Greenwich, CT 06830
Item 2.
(a)	Alex. Brown Investment Management, a Maryland Limited Partnership, and a
registered investment advisor.
(b)	One South Street
Baltimore, MD  21202
(c)	The firm is organized under the laws of Maryland.  The individual general pa
rtner is 		a citizen of the United States of America.
(d)	common
(e)	09643P108

Item 3.
(a)
(b)
(c)
(d)
X	(e)
(f)
(g)
(h)

Item 4.
(a)	4,133,000 shares of common stock
(b)	8.3%
(c)
(i)	1,248,100 shares
(ii)	0 shares
(iii)	4,133,000 shares
(iv)	0 shares

Item 5.	Not Applicable

Item 6.	Not Applicable

Item 7.	Not Applicable

Item 8.	Not Applicable

CUSIP No.	09643P108			13G			Page  4   of  4

Item 9.	Not applicable

Item 10.

By signing below I certify that, to the best of my knowledge and belief, the sec urities referred to above were acquired in the ordinary course of business an d were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acq uired in connection with or as a participant in any transaction having such p urpose or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certif y that information set forth in this statement is true, complete and correct.


ALEX. BROWN INVESTMENT MANAGEMENT
A Maryland Limited Partnership


By:
J. Dorsey Brown, III
Chief Executive Officer


Date:  February 10, 1998